SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

Mark L. Kleifges

Government Properties Income Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 219-1440

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81618T-100		Page 2 of 16 Pages

1	Names of Reporting Persons Government Properties Income Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) BK, WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,918,421

	8	Shared Voting Power 0

	9	Sole Dispositive Power 24,918,421

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,918,421

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.2%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 81618T-100		Page 3 of 16 Pages

1	Names of Reporting Persons Reit Management & Research LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 573,562

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 573,562

11	Aggregate Amount Beneficially Owned by Each Reporting Person 573,562

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 81618T-100		Page 4 of 16 Pages

1	Names of Reporting Persons Reit Management & Research Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 573,562

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 573,562

11	Aggregate Amount Beneficially Owned by Each Reporting Person 573,562

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 81618T-100		Page 5 of 16 Pages

1	Names of Reporting Persons Barry M. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 114,810.435

	8	Shared Voting Power 573,562

	9	Sole Dispositive Power 114,810.435

	10	Shared Dispositive Power 573,562

11	Aggregate Amount Beneficially Owned by Each Reporting Person 688,372.435

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 81618T-100		Page 6 of 16 Pages

1	Names of Reporting Persons Adam D. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 94,106

	8	Shared Voting Power 573,562

	9	Sole Dispositive Power 94,106

	10	Shared Dispositive Power 573,562

11	Aggregate Amount Beneficially Owned by Each Reporting Person 667,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 81618T-100	Page 7 of 16 Pages

This Amendment No. 3 to the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 21, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 3, 2014 and Amendment No. 2 to the Original Schedule 13D filed with the SEC on February 2, 2015 (as amended, the “Schedule 13D”), by Government Properties Income Trust, a Maryland real estate investment trust (“GOV”), Reit Management & Research LLC, a Delaware limited liability company (“RMR”), Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”), Barry M. Portnoy and Adam D. Portnoy (individually, a “Reporting Person”, and together, the “Reporting Persons”), is being filed to reflect the acquisition by certain Reporting Persons of additional common shares of beneficial interest, $.01 par value per share (the “Shares”), of Select Income REIT (the “Issuer”), as more fully described below.

Item 1.                      Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Shares.  The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2.                      Identity and Background.

The persons filing this statement are the Reporting Persons.  The third paragraph of “Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated as follows:

RMR’s principal business is providing management services, including to GOV and the Issuer.  The principal business office of RMR is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  Barry M. Portnoy is the Chairman of RMR, and its other directors are Adam D. Portnoy, Gerard M. Martin and David J. Hegarty.  The executive officers of RMR are: Adam D. Portnoy, President and Chief Executive Officer; David M. Blackman, Executive Vice President; Jennifer B. Clark, Executive Vice President and General Counsel; David J. Hegarty, Executive Vice President and Secretary; Mark L. Kleifges, Executive Vice President; Bruce J. Mackey Jr., Executive Vice President; John G. Murray, Executive Vice President; Thomas M. O’Brien, Executive Vice President; John C. Popeo, Executive Vice President; Ethan S. Bornstein, Senior Vice President; Richard A. Doyle, Jr., Senior Vice President; Carlos R. Flores, Senior Vice President; Jennifer F. Francis, Senior Vice President; Paul V. Hoagland, Senior Vice President; Matthew P. Jordan, Senior Vice President, Treasurer and Chief Financial Officer; David M. Lepore, Senior Vice President; Andrew J. Rebholz, Senior Vice President; and Mark R. Young, Senior Vice President.  The sole member of RMR is RMR Trust.

Item 3.                      Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended and restated as follows:

On July 8, 2014, GOV and RMR entered into a stock purchase agreement with Equity Commonwealth (formerly, CommonWealth REIT) (“EQC”) (the “EQC Purchase Agreement”) pursuant to which, on July 9, 2014, GOV acquired from EQC 21,500,000 Shares and RMR acquired from EQC 500,000 Shares.  GOV’s cash purchase price was equal to approximately $677.5 million, or $31.51 per share, plus approximately $11.3 million, or $0.53 per share, of

SCHEDULE 13D

CUSIP No. 81618T-100	Page 8 of 16 Pages

accrued dividends as defined in the EQC Purchase Agreement, for a total of approximately $688.8 million. RMR’s cash purchase price was equal to approximately $15.8 million, or $31.51 per share, plus approximately $265,000, or $0.53 per share, of accrued dividends as defined in the EQC Purchase Agreement, for a total of approximately $16.0 million.  GOV funded its acquisition of these Shares through borrowings under its then existing unsecured revolving credit facility and under a $500 million unsecured term loan, which are further described below.  RMR funded its acquisition of these Shares with cash on hand.

On July 9, 2014, GOV entered into a $500 million term loan agreement with Wells Fargo Bank, National Association, as lender and administrative agent, and Citibank, N.A., as lender, pursuant to which it obtained a term loan, which matured on July 8, 2015 and was prepayable in part or whole at any time without penalty. GOV used the net proceeds of such term loan as a portion of the purchase price of the Shares it purchased from EQC.  GOV’s borrowings under its revolving credit facility were pursuant to the Credit Agreement, dated as of October 28, 2010, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto, as amended.  GOV repaid its term loan in August 2014 and GOV replaced its revolving credit facility with a new revolving credit facility in November 2014.

RMR has acquired an aggregate of 73,562 Shares pursuant to an amended and restated business management agreement between the Issuer and RMR. Barry M. Portnoy and Adam D. Portnoy each acquired 6,500 Shares pursuant to grants by the Issuer for services rendered by them as Managing Trustees of the Issuer pursuant to the Issuer’s equity compensation plan.  Barry M. Portnoy also acquired 704.435 Shares pursuant to the Issuer’s dividend reinvestment plan.

On February 28, 2015, GOV entered into a share purchase agreement (the “GOV/Lakewood Purchase Agreement”) with Lakewood Capital Partners, LP (“Lakewood”), the other persons who are members of a group with Lakewood (together with Lakewood, the “Lakewood Parties”) and, for the purpose of specified sections, the Issuer, pursuant to which, on March 4, 2015, GOV acquired 3,418,421 Shares from Lakewood, representing approximately 3.9% of the issued and outstanding Shares, for an aggregate cash purchase price of approximately $95.2 million, or $27.85 per Share.  GOV funded its acquisition of Shares under the GOV/Lakewood Purchase Agreement with cash on hand and borrowings under its unsecured revolving credit facility, which is governed by that certain Credit Agreement, dated as of November 21, 2014, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto.

Also on February 28, 2015, each of Barry M. Portnoy and Adam D. Portnoy entered into share purchase agreements with the Lakewood Parties (together, the “Portnoy/Lakewood Purchase Agreements” and, together with the GOV/Lakewood Purchase Agreement, the “Lakewood Purchase Agreements”) pursuant to which Barry M. Portnoy and Adam D. Portnoy acquired 107,606 and 87,606 Shares, respectively, from Lakewood on March 4, 2015 and agreed to acquire 2,430.89 and 2,429 Shares, respectively, from Mr. William H. Lenehan.  Barry M. Portnoy’s and Adam D. Portnoy’s aggregate cash purchase price for the shares acquired from Lakewood and to be acquired from Mr. Lenehan will be equal to approximately $3.06 million and $2.51 million, respectively, or $27.85 per share. Messrs. Barry and Adam Portnoy funded their acquisitions of these Shares, and plan to fund the remaining acquisitions of Shares under the Portnoy/Lakewood Purchase Agreements, with cash on hand.

Also see Item 6 below.

SCHEDULE 13D

CUSIP No. 81618T-100	Page 9 of 16 Pages

Item 4.                      Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons has acquired the Shares for investment purposes.

Barry M. Portnoy and Adam D. Portnoy, as Trustees of the Issuer, as well as the Issuer’s officers and other employees of RMR, are eligible to receive grants of Shares under the Issuer’s equity compensation plan. RMR is entitled to receive Shares of the Issuer under its amended and restated business management agreement with the Issuer.

Also see Item 6 below.

The Reporting Persons may from time to time engage in discussions with the Issuer, its Board of Trustees and officers, other shareholders and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer. The Reporting Persons and their affiliates may acquire or dispose of Shares of the Issuer from time to time, in the open market, private transactions or otherwise, depending upon various factors, including without limitation, the Issuer’s business, prospects and financial condition, the market for such shares, actions taken by the Issuer’s Board of Trustees, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. Each of the Reporting Persons intends to closely monitor its or his investments and may from time to time take advantage of opportunities presented to it or him. The Reporting Persons may in the future formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.  In addition, the applicable Reporting Persons are expected to receive additional Shares as noted above.

Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

Item 5.       Interest in Securities of the Issuer.

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)                   Amount beneficially owned and percentage of class:

GOV beneficially owns 24,918,421 Shares, which represents approximately 28.2% of the issued and outstanding Shares as of February 28, 2015.

RMR beneficially owns 573,562 Shares, which represents less than 1% of the issued and outstanding Shares.  RMR Trust does not hold any Shares, but, as the sole member of RMR, may under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 573,562 Shares beneficially owned by RMR.

SCHEDULE 13D

CUSIP No. 81618T-100	Page 10 of 16 Pages

RMR, as manager of GOV, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) all of the Shares beneficially owned by GOV, but RMR and RMR Trust expressly disclaim any beneficial ownership of Shares held by GOV.

Mr. Barry M. Portnoy directly owns 114,810.435 Shares and Mr. Adam D. Portnoy directly owns 94,106 Shares.  Mr. Barry M. Portnoy and Mr. Adam D. Portnoy have also agreed to acquire 2,430.89 Shares and 2,429 Shares, respectively, under the Portnoy/Lakewood Purchase Agreements.  Messrs. Barry M. and Adam D. Portnoy, in their respective positions with RMR and RMR Trust described in Item 2 above, may also be deemed to beneficially own (and have shared voting and dispositive power over) the Shares beneficially owned by RMR and RMR Trust.  In addition, in their respective positions with RMR and RMR Trust described in Item 2 above, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) the Shares beneficially owned by GOV, but each expressly disclaims any beneficial ownership of the Shares held by GOV.

RMR, RMR Trust, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy each beneficially own less than 1% of the Shares.  Reference is made to Item 5(a) above as to the Shares beneficially owned by GOV that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry M. Portnoy or Mr. Adam D. Portnoy.  If all Shares beneficially owned by GOV were beneficially owned by the other Reporting Persons, the percentage beneficial ownership of the Issuer’s Shares by each such other Reporting Person would be approximately 29.1% of the issued and outstanding Shares including the aggregate 4,860.89 Shares agreed to be acquired by Mr. Barry M. Portnoy and Mr. Adam D. Portnoy.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 beneficially own an aggregate of 81,502.998 Shares (a portion of which are subject to vesting requirements), which represent less than 1% of the issued and outstanding Shares and which are not included in the percentages owned by the Reporting Persons.  The Reporting Persons expressly disclaim any beneficial ownership of these Shares.

(b)                      Number of Shares as to which such person has:

(i)                         Sole power to vote or direct the vote:

GOV:	24,918,421

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	114,810.435

Adam D. Portnoy:	94,106

(ii)                      Shared power to vote or direct the vote:

GOV:	0

RMR:	573,562

SCHEDULE 13D

CUSIP No. 81618T-100	Page 11 of 16 Pages

RMR Trust:	573,562

Barry M. Portnoy:	573,562

Adam D. Portnoy:	573,562

(iii)                   Sole power to dispose or to direct the disposition of:

GOV:	24,918,421

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	114,810.435

Adam D. Portnoy:	94,106

(iv)                  Shared power to dispose or to direct the disposition of:

GOV:	0

RMR:	573,562

RMR Trust:	573,562

Barry M. Portnoy:	573,562

Adam D. Portnoy:	573,562

Reference is made to Item 5(a) above as to Shares which Barry M. Portnoy and Adam D. Portnoy have agreed to acquire and as to Shares beneficially owned by GOV, which may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Barry M. Portnoy or Adam D. Portnoy.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 of the Schedule 13D have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D are based on 88,406,214 Shares of the Issuer outstanding as of February 17, 2015, such number of shares being based on information made publicly available by the Issuer.

(c)                      Transactions effected in the past sixty days:

On January 8, 2015 and February 6, 2015, RMR acquired 3,483 and 3,870 Shares, respectively, for services rendered by it to the Issuer pursuant to the amended and restated business management agreement between RMR and the Issuer.

On February 27, 2015, Barry M. Portnoy acquired an additional 138.381 Shares pursuant to the Issuer’s dividend reinvestment plan at a price of $24.51 per share.

On March 4, 2015, GOV acquired 3,418,421 Shares for an aggregate amount of $95.2 million, or $27.85 per share pursuant to the GOV/Lakewood Purchase Agreement.

SCHEDULE 13D

CUSIP No. 81618T-100	Page 12 of 16 Pages

On March 4, 2015, Barry M. Portnoy acquired 107,606 Shares for an aggregate amount of $3.00 million, or $27.85 per share, and Adam D. Portnoy acquired 87,606 Shares for an aggregate amount of $2.44 million, or $27.85 per share, each pursuant to the Portnoy/Lakewood Purchase Agreements.

In addition, Barry M. Portnoy has agreed to acquire 2,430.89 Shares, for an aggregate amount of $67,700, or $27.85 per share, and Adam D. Portnoy has agreed to acquire 2,429 Shares for an aggregate amount of $67,648, or $27.85 per share, each pursuant to the Portnoy/Lakewood Purchase Agreements.

(d)                     No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)                      Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The Issuer and GOV are managed by RMR. One of GOV’s Managing Trustees, Barry M. Portnoy, is chairman, majority owner and an employee of RMR. GOV’s other Managing Trustee, Adam D. Portnoy, is the son of Barry M. Portnoy, and an owner, president, chief executive officer and a director of RMR. Each of GOV’s executive officers is also an officer of RMR. GOV’s Independent Trustees also serve as independent directors or independent trustees of other companies to which RMR provides management services, including one trustee who is also an independent trustee of the Issuer. Barry M. Portnoy serves as a managing director or managing trustee of a majority of the companies RMR provides management services to, including the Issuer, and Adam D. Portnoy serves as a managing trustee of a majority of those companies, including the Issuer. In addition, officers of RMR serve as officers of those companies.

RMR provides management services to the Issuer under an amended and restated business management agreement, pursuant to which, for its services, RMR is paid a base business management fee and may earn an incentive management fee.  Ten percent (10%) of the base management fee is payable in Shares which are fully-vested when issued.  If earned, the incentive management fee is payable entirely in Shares, with one-third of such Shares vested on the date of issuance, and the remaining two-thirds vesting thereafter in two equal annual installments. If the issuance of Shares in payment of a portion of the base management fee or incentive management fee would be limited by applicable law and regulations, such portion of the applicable fee will instead be paid in cash.  RMR and certain eligible transferees of Shares issued in payment of the base management fee or incentive management fee are entitled to demand registration rights, exercisable not more frequently than twice per year, and to “piggy-back” registration rights, with certain expenses to be paid by the Issuer. The Issuer and applicable selling shareholders also have agreed to indemnify each other (and their officers, trustees, directors and controlling persons) against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with any such registration.

Under the EQC Purchase Agreement, in the event that GOV or RMR consummates any sale of the Shares before July 9, 2015 and the price per share paid by the purchaser is greater than $31.51, GOV or RMR, as the case may be, is required to pay to EQC an amount equal to 50% of

SCHEDULE 13D

CUSIP No. 81618T-100	Page 13 of 16 Pages

the product of (i) the number of the Shares sold in the transaction times (ii) the excess of (x) the price per share paid by the purchaser and (y) $31.51. The foregoing applies to any Shares GOV or RMR own.

In connection with the Issuer’s acquisition of Cole Corporate Income Trust, Inc. (“CCIT”), GOV, in the one instance, and RMR, Barry M. Portnoy and Adam D. Portnoy, in the other instance entered into voting and standstill agreements (the “ARCP Agreements”) with CCIT and American Realty Capital Properties, Inc., a Maryland corporation and, at such time, the parent of the manager of CCIT (“ARCP”), on August 30, 2014, which include standstill provisions pursuant to which ARCP agreed not to take certain actions with respect to the securities of the Issuer for a three year period.

The Lakewood Purchase Agreements include (i) standstill provisions, pursuant to which the Lakewood Parties agreed not to take certain actions with respect to the securities of the Issuer for a 50-year period and (ii) voting provisions, pursuant to which the Lakewood Parties agreed to cause the securities of the Issuer that they or any of their affiliates own as of a record date for a meeting of the Issuer’s shareholders to be present and voted at such meeting in favor of all actions recommended by the board of trustees of the Issuer.

Concurrently with entering into the Lakewood Purchase Agreements, Lakewood delivered a letter to the Issuer withdrawing its nomination of Mr. Lenehan for election to the Issuer’s Board of Trustees at the Issuer’s 2015 annual meeting of shareholders.

The foregoing descriptions of provisions of the EQC Purchase Agreement, the ARCP Agreements, the Lakewood Purchase Agreements and the amended and restated business management agreement and the amendments thereto are not complete and are subject to and qualified in their entireties by reference to the EQC Purchase Agreement, a copy of which is filed as Exhibit 2.1 to GOV’s Current Report on Form 8-K dated July 8, 2014, the ARCP Agreements, copies of which are filed as Exhibits 99.2 and 99.3 to the Issuer’s Current Report on Form 8-K dated August 30, 2014, the GOV/Lakewood Purchase Agreement, a copy of which is filed as Exhibit 10.1 to GOV’s Current Report on Form 8-K dated February 28, 2015, the Portnoy/Lakewood Purchase Agreements, copies of which are attached as Exhibits 99.15 and 99.16 hereto, the amended and restated business management agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated December 23, 2013, and the first amendment to such amended and restated business management agreement, a copy of which amendment is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated May 9, 2014, each of which is respectively incorporated herein by reference.

Under the Issuer’s equity compensation plan, the Issuer grants restricted shares to the Issuer’s Trustees, which includes Barry M. Portnoy and Adam D. Portnoy, and to certain employees of RMR, some of whom are the Issuer’s executive officers.

Also, see Item 3, Item 4 and Item 5 above.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1                              Joint Filing Agreement, dated as of July 18, 2014, by and among GOV, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Incorporated by reference to the Issuer’s Schedule 13D dated July 9, 2014, File No. 005-86986.)

Exhibit 99.2                              Stock Purchase Agreement, dated as of July 8, 2014, among GOV, EQC and RMR. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.3                              Term Loan Agreement, dated as of July 9, 2014, among GOV, Wells Fargo Bank, National Association, as Lender and Administrative Agent, and Citibank, N.A., as

SCHEDULE 13D

CUSIP No. 81618T-100	Page 14 of 16 Pages

Lender. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.4                              Credit Agreement, dated as of October 28, 2010, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated October 29, 2010, File No. 001-34364.)

Exhibit 99.5                              First Amendment to Credit Agreement, dated as of October 18, 2011, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated October 19, 2011, File No. 001-34364.)

Exhibit 99.6                              Second Amendment to Credit Agreement, dated as of August 27, 2013, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated August 27, 2013, File No. 001-34364.)

Exhibit 99.7                              Third Amendment to Credit Agreement, dated as of July 9, 2014, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto.  (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.8                              Allocation Agreement, dated as of July 8, 2014, between GOV and RMR. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.9                              Amended and Restated Business Management Agreement, dated as of December 23, 2013, between the Issuer and RMR. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated December 23, 2013, File No. 001-35442.)

Exhibit 99.10                       First Amendment to Amended and Restated Business Management Agreement, dated as of May 9, 2014, between the Issuer and RMR. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated May 9, 2014, File No. 001-35442.)

Exhibit 99.11                       Select Income REIT 2012 Equity Compensation Plan. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated March 6, 2012, File No. 001-35442.)

Exhibit 99.12                     Voting and Standstill Agreement, dated as of August 30, 2014, by and among CCIT, GOV and ARCP. (Incorporated by reference to the Issuers’s Current Report on Form 8-K dated August 30, 2014, File No. 001-35442.)

Exhibit 99.13                     Voting and Standstill Agreement, dated as of August 30, 2014, by and among CCIT, RMR, Barry M. Portnoy and ARCP. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated August 30, 2014, File No. 001-35442.)

Exhibit 99.14                       Share Purchase Agreement, dated as of February 28, 2015, among GOV, the Lakewood Parties and, for the purpose of specified sections, the Issuer. (Incorporated by reference to GOV’s Current Report on Form 8-K dated February 28, 2015, File No. 001-35442.)

SCHEDULE 13D

CUSIP No. 81618T-100	Page 15 of 16 Pages

Exhibit 99.15                       Share Purchase Agreement, dated as of February 28, 2015, among Barry M. Portnoy and the Lakewood Parties. (Filed herewith.)

Exhibit 99.16                       Share Purchase Agreement, dated as of February 28, 2015, among Adam D. Portnoy and the Lakewood Parties. (Filed herewith.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2015
(Date)

GOVERNMENT PROPERTIES INCOME TRUST

/s/ Mark L. Kleifges
(Signature)
Mark L. Kleifges, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).